Gold Fields Limited (Incorporated in the Republic of South Africa) (Reg. No. 1968/004880/06) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) AVAILABILITY OF THE BROAD-BASED BLACK ECONOMIC EMPOWERMENT (B-BBEE) ANNUAL COMPLIANCE REPORT Shareholders are advised that, in accordance with paragraph 12.7(g), read with Appendix 1 to Section 6 of the JSE Limited Listings Requirements, the Company’s 2025 Annual Compliance Reports in terms of section 13G(2) of the Broad-Based Black Economic Empowerment Amendment Act, No 46 of 2013, and the 2025 B-BBEE Certificate have been published and are available on the Gold Fields website at https://www.goldfields.com/sustainability-reporting.php 31 March 2026 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd